

March 31, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
        Issuer CIK: 0001415726
        Issuer File Number: 333-146827/811-22135
        Form Type: 8-A12B
        Filing Date: March 31, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Innovator Equity Defined Protection ETF – 2 Yr to April 2027 and Innovator Equity Defined Protection ETF – 1 Yr April under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications